

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

11th June, 2003.

Attn: Filing Desk - Stop 1-4



Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 11th June 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 20th June 2003 confirming that Eric Nicoli and Alain Levy, both Executive Directors of the Company, were each granted on 19th June 2003 an option over 16,588 EMI Group plc Ordinary Shares of 14p each at a price of 96p per share. Mr Nicoli and Mr Levy have also cancelled their monthly contributions under previous savings contracts and, accordingly, the related options granted on 20th June 2002 over 7,488 EMI Group plc Ordinary Shares of 14p each at a price of 221p per share have lapsed.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 03/23

Company Announcements Office,
London Stock Exchange.

20th June, 2003.

Dear Sirs,

EMI Group plc – Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that under the Company's Savings-Related Share Option Scheme:

- Eric Nicoli and Alain Levy, both Executive Directors of the Company, were each granted on 19th June 2003 an option over 16,588 EMI Group plc Ordinary Shares of 14p each at a price of 96p per share. Each option will normally be exercisable between 1st September 2008 and 28th February 2009.

- Mr Nicoli and Mr Levy have also cancelled their monthly contributions under previous savings contracts and, accordingly, the related options granted on 20th June 2002 over 7,488 EMI Group plc Ordinary Shares of 14p each at a price of 221p per share have lapsed. The options would normally have been exercisable between 1st September 2007 and 29th February 2008.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary